UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. de C.V. (GAP)

ANNOUNCES RESULTS FOR THE FOURTH QUARTER OF 2007

Guadalajara, Jalisco, Mexico, February 25, 2008 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today reported its unaudited results for the quarter ended December 31, 2007. Figures are unaudited and have been prepared in accordance with Mexican Financial Reporting Standards in Mexico (MFRS). Except as otherwise indicated, all peso amounts are presented herein in pesos with constant purchasing power as of December 31, 2007.

Highlights of the Fourth Quarter of 2007 versus the Fourth Quarter of 2006:

•

Revenues increased 13.2% (by Ps. 101.6 million), due to a Ps. 87.2 million (14.2%) increase in revenues from aeronautical services and a Ps. 14.4 million (9.3%) increase in revenues from non-aeronautical services, which represented 85.8% and 14.2%, respectively, of the total increase in revenues.

•

Revenues from aeronautical services increased primarily due to higher revenues from passenger charges, which rose 12.2% (by Ps. 58.4 million) compared to the fourth quarter of 2006, from Ps. 480.3 million to Ps. 538.7 million in the fourth quarter of 2007, while non-aeronautical revenues rose due to an increase in revenues from the majority of our commercial activities.

•	Passenger traffic increased 13.4% and workload units (WLUs)[1] increased 11.8%.

•	Cost of services increased 30.0%, and as a percentage of revenues and WLUs, it increased 14.9% and 16.3%, respectively.

•	As a result of the increase in revenues, the cost of government concession taxes increased 13.1% and the technical assistance fee increased by 9.6%.

•	Operating income increased by Ps. 57.3 million, or 20.1%.

•	Adjusted EBITDA[2] increased by Ps. 33.2 million, or 6.6%.

•

Net income increased Ps. 228.0 million, or 71.5%, due to the above factors, but mainly due to the following: between 2002 and 2005 the average effective tax rate paid by GAP was 53%, since the asset tax was higher than the income tax (the average corporate income tax rates during those years was 33%). During that time we did not include in our projections a recovery for the differences in those periods, under the rules of the asset tax law. This situation changed with the introduction of the

_________________________

1 Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

2 We define adjusted EBITDA as operating income plus depreciation and amortization

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona
Rodrigo Guzman, Chief Financial Officer	Peter Majeski
Grupo Aeroportuario del Pacifico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 216	Tel: 212-406-3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

Mexican Tax Law IETU, which allows the gradual recovery of the differences paid on asset tax versus the income tax for years prior to 2008, which produced a review of the valuation allowance and generated a historical tax benefit of Ps. 286.4 million.

***

Operating Results

During the fourth quarter of 2007, the Company reported a 13.4% increase in total terminal passengers. The increase was driven by a 17.7% increase in the number of domestic terminal passengers, and a 5.3% increase in the number of international terminal passengers.

During the fourth quarter of 2007 domestic passenger traffic experienced a net increase of 602.7 thousand passengers, mainly at the airports of Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, Hermosillo, Mexicali and Aguascalientes.

Notably, domestic passenger traffic rose by 202.4 thousand at the Guadalajara airport, 120.5 thousand at the Tijuana airport, 81.7 at the Los Cabos airport, 59.9 thousand at the Puerto Vallarta airport, 43.2 thousand at the Hermosillo airport, 33.7 thousand at the Mexicali airport and 23.5 thousand at the Aguascalientes airport (for a total increase of 564.9 thousand passengers at these airports).

In the case of the Guadalajara, Tijuana, Hermosillo, Mexicali and Aguascalientes airports, the increases were mainly driven by the opening of new routes and frequencies by low-cost carriers that have generated an increase in the number of seats offered. In the case of the Los Cabos and Puerto Vallarta airports, the increase in the number of passengers mainly reflects the increase in popularity of our main tourist destinations among domestic passengers and the initiation of operations of low-cost carriers at those airports.

During the fourth quarter of 2007, the low-cost carriers (Alma, Interjet, Volaris, Click, A Volar and VivaAerobus) transported a total of 1.7 million domestic passengers (42.4% of GAP’s domestic traffic) to and from the Company’s 12 airports. As of December 31, 2007, these six airlines offered a total of 1,033 weekly frequencies and 58 routes at GAP’s airports, representing 126 more routes than in the third quarter of 2007.

International passenger traffic posted a net increase of 95.9 thousand terminal passengers for the fourth quarter of 2007, compared to the same period in 2006, mainly due to increases at the Guadalajara, Puerto Vallarta and Los Cabos airports, while the Morelia airport was the only one to report a decrease in traffic.

The Guadalajara airport experienced an increase of 35.2 thousand terminal passengers, followed by Puerto Vallarta with 30.7 thousand passengers and Los Cabos with 24.3 thousand passengers (for a total increase of 90.2 thousand passengers). Our other airports posted smaller increases, with the exception of the Morelia airport, which experienced a traffic decrease of 13.1 thousand passengers.

In the case of Guadalajara, the growth was principally due to the recovery in the passengers on the routes to and from Los Angeles, Dallas, Chicago (O’Hare), Phoenix, Denver, Portland, Fresno, Sacramento and Salt Lake City. Additionally, there was a growth in traffic in routes that were not in operation during 2006, such as Panama and Bakersfield.

The increase in international passengers at the Los Cabos airport was mainly due to a recovery in routes to and from the areas of California, Phoenix, Dallas, Denver, Houston, Seattle, Atlanta, Newark, Portland and Canada. In the case of the Puerto Vallarta airport, the increase was mainly due to a recovery in traffic to and from Los Angeles, Dallas, Phoenix, Denver, New York (Newark), Portland and Canada.

Conversely, the decrease in international passengers at the Morelia airport was likely due to the substitution effect generated by the increase in frequencies to and from Tijuana made by the low-cost carriers. This has likely resulted in passengers choosing to travel to the United States via Tijuana.

It is also important to note the initiation of the following routes during the month of December: Aguascalientes-Chicago and Puerto Vallarta-Los Angeles by Mexicana Airlines.

For the full year 2007 versus 2006, the number of total terminal passengers increased 3.1 million (a 14.9% increase), mainly driven by the increase in domestic terminal passengers of 3.3. million (a 26.1% increase). This figure offsets the decrease in international passenger traffic of 209.0 thousand passengers (a 2.6% decrease).

Domestic terminal passengers for the year increased at the Guadalajara and Tijuana airports by 1,046.0 thousand and 969.2 thousand passengers, respectively (26.2% and 25.9% increases). The increase represents 32.1% and 29.7% of the increase, respectively, in domestic passengers, mainly driven by the low-cost carriers that have generated an increase in the number of seats offered.

International terminal passengers for the year, mainly decreased in the airports of Morelia, Los Cabos and Guadalajara by 73.7, 66.6 and 63.9 thousand passengers, respectively, (decreases of 25.6%, 3.0% and 2.7%). These figures represent 35.3%, 31.9% and 30.6% of the decrease, respectively. The decrease in international passengers at the Morelia airport was likely due to the substitution effect generated by the increase in frequencies to and from Tijuana made by the low-cost carriers. This has likely resulted in passengers choosing to travel to the United States via Tijuana due to lower fares versus flying directly to the California area.

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Consolidated Results for the Fourth Quarter of 2007

Revenues increased Ps. 101.6 million, or 13.2%, from Ps. 770.2 million for the fourth quarter of 2006 to Ps. 871.8 million for the fourth quarter of 2007. This increase between the two periods was mainly due to:

- Aeronautical services revenues increased by Ps. 87.2 million, or 14.2%, in the fourth quarter of 2007 compared to the fourth quarter of 2006. This increase was due primarily to increased revenues from passenger charges, which rose by Ps. 58.4 million (representing 67.0% of the increase in aeronautical services revenues), while revenues from airplane landing fees, airplane parking and boarding fees together increased Ps. 27.0 million, a 31.1% increase compared to the fourth quarter of 2006. The increase in aeronautical services revenues was slightly higher than the increase in passenger traffic since in the fourth quarter of 2007, total passenger traffic in the airports of Los Cabos and Puerto Vallarta (which are the first and third airports with higher maximum tariff per passenger among our airports) increased at a proportionally higher rate than the Guadalajara and Tijuana airports (which are first and fourth in terms of lowest maximum tariff per passenger among our airports.)

- Non-aeronautical services revenues increased by 9.3%, or Ps. 14.4 million, when compared to the fourth quarter of 2006. The primary drivers for this growth were revenues derived from parking facilities, leasing of commercial spaces, leasing of space to time-share developers, as well as the leasing of spaces for food and beverage vendors, which together increased Ps. 11.2 million representing 77.0% of the increase in non-aeronautical services and 10.9% of the total revenue increase.

Total operating costs and expenses increased by Ps. 68.4 million, or 25.5%, primarily due to the following:

›

Cost of services increased Ps. 60.8 million, or 30.0% compared to the fourth quarter of 2006, mainly due to the employee transfer in the Company’s subsidiaries in which the unionized employees of each of the Company’s 12 airports were transferred to a new subsidiary, beginning on January 1, 2008. This transfer generated total provisions of Ps. 46.3 million (Ps. 28 million in employee costs and Ps. 18.3 million in other operating costs). Without this provision, the increase in the cost of services would have been only Ps. 14.5 million, 7.2% higher than in the fourth quarter of 2006, with a cost of services per WLU of Ps. 34.3 compared to Ps. 35.8 in the fourth quarter of 2006 (a decrease of 4.1%). Including this provision, the increase is due to the following costs:

•                               Employee costs increased by Ps. 26.9 million, or 32.4% compared to the fourth quarter of 2006, driven mainly by the cost provisions for the employee transfer, as well as an increase of approximately 4.3% in wages and salaries. Without the one-time provision for the employee transfer, employee costs would have decreased by Ps. 1.1 million, representing a decrease of 1.3% compared to the fourth quarter of 2006.

•                               Maintenance costs increased by Ps. 4.9 million, or 12.8%, largely due to various infrastructure maintenance projects, primarily attributable to work on runways, taxiways and treatment plants, as well as an increase in the cost of cleaning services and terminal maintenance due to the increase in capacity at the airports.

•                               Costs for security and insurance slightly decreased by Ps. 1.6 million, or 5.9% of the total decrease compared to the fourth quarter of 2006, mainly due to the savings in payments gained from purchasing insurance for the Company, thus achieving the same conditions at a lower cost.

•                               Other operating costs increased Ps. 28.9 million, or 83.7% compared to the fourth quarter of 2006. This was mainly due to leasing costs paid to Common Use Terminal Equipment suppliers (CUTE), an initiative that was implemented at the beginning of 2007 to provide for counters to be shared by various airlines in our airports for Ps. 4.7 million, a contribution to social development for Ps. 5.0 million, as well as provisions for the employee transfer for Ps. 18.3 million. Excluding the provisions for the employee transfer, other operating costs in the fourth quarter of 2007 would have increased Ps. 10.6 million, or 30.7% compared to the fourth quarter of 2006.

›	As a result of increased revenues for the period, government concession taxes increased by 13.1%.

›	Due to the Company’s increased revenues and the increase in the cost of services in the Company’s airports, the technical assistance fee increased 9.6% in the fourth quarter of 2007.

The Company’s operating margin increased 230 basis points from 37.0% in the fourth quarter of 2006 to 39.3% in the fourth quarter of 2007, primarily due to the Company’s increase in revenues. Adjusted EBITDA margin (we define adjusted EBITDA as operating income plus depreciation and amortization) decreased 380 basis points, from 65.2% in the fourth quarter of 2006 to 61.4% in the fourth quarter of 2007. However, adjusted EBITDA revenue increased by Ps. 33.2 million, or 6.6%, from Ps. 502.1 million in the fourth quarter of 2006 to Ps. 535.3 million in the fourth quarter of 2007.

Taxes for the fourth quarter period generated a benefit of Ps. 129.5 million, which consists mainly of the following: a) taxes paid for the quarter for Ps. 114.0 million, and b) the benefit related with the review of the asset tax valuation allowance generated by the introduction of the new Mexican Tax Law IETU, which became effective on January 1, 2008, of Ps. 286.4 million. The effective tax rate for the Company was 31.0% for the fourth quarter of 2007.

Net income rose by Ps. 228.0 million, or 71.5% compared to the fourth quarter of 2006. Income before taxes increased Ps. 141.5 million (51.3% higher compared to the fourth quarter of 2006) from the Company’s operations as well as an increase in the integral cost of financing, which increased due to a Ps. 68.5 million update of our asset tax credit that may be recovered according to the new IETU tax law, as well as a reduction in income taxes of Ps. 86 million, compared to the fourth quarter of 2006.

Summary of Consolidated Results for the Fourth Quarter of 2007 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 10.9169 per U.S. dollar (the U.S. Federal Reserve noon buying rate at December 31, 2007).

- We define adjusted EBITDA as operating income plus depreciation and amortization.

Other Important Data for the Fourth Quarter of 2007 (in thousands of pesos):

Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Operating Costs / Expenses for the Fourth Quarter of 2007 (in thousands of pesos):

Pursuant to Mexican GAAP (“Norma B-3” Income Statement), other expenses are included within costs of services. Through 2006, other expenses were classified below operating income. To facilitate comparisons between periods, we have reclassified other expenses during 2006 to be within costs of services.

Consolidated Results for Full Year 2007

Revenues increased Ps. 431.1 million, or 14.2%, from Ps. 3,046.2 million for the full year 2006 to Ps. 3,477.3 million for the full year 2007. This increase was mainly due to the following:

- Aeronautical services revenues increased Ps. 332.7 million, or 13.4%, compared to 2006, due primarily to increased revenues from passenger charges, which rose by Ps. 355.0 million (representing 106.7% of the increase in aeronautical services revenues and 82.3% of the increase in total revenues). However, this increase was partially offset by the decline in revenues from airplane landing and parking fees as well as boarding fees, which together declined Ps. 37.2 million, a decrease of 11.9% compared to the full year of 2006. This was the result of the incentives offered to all of the airlines in order to attract new routes and frequencies to and from our airports.

- Non-aeronautical services revenues for the full year of 2007 increased Ps. 98.5 million, or 17.4% compared to the full year of 2006. This increase is mainly attributable to revenues derived from the leasing of space to time-share developers, which increased by Ps. 23.1 million (47.3%), revenues from parking spaces that increased by Ps. 21.2 million (18.6%), revenues from the leasing of commercial spaces that increased by Ps. 21.1 million (26.5%) and revenues from the leasing of space to food and beverage vendors, which increased by Ps. 10.3 million (18.2%). These increases led to an overall growth in commercial revenues of Ps. 75.7 million (25.3%), which represented an increase in non-aeronautical service revenues of 76.9% (representing 17.6% of the total revenue increase). Overall revenue from non-aeronautical services per passenger during the full year of 2007 was Ps. 28.2, compared to Ps. 27.6 for the full year 2006, an increase of 2.2%.

Total operating costs and expenses for the full year 2007 increased Ps. 120.1 million, 11.8% higher when compared to the full year of 2006. This was primarily due to the following:

›

Cost of services increased by Ps. 82.0 million, or 10.8%, mainly due to the employee transfer described above. This transaction generated a total provision of Ps. 46.3 million (Ps. 28 million in employee costs and Ps. 18.3 million in other operating costs). Without this provision, the increase in the cost of services would have been only Ps. 35.7 million, 4.7% higher than in the year 2006, with a cost of services per WLU of Ps. 31.6 for the full year 2007 compared to Ps. 34.3 for the full year 2006, a decline of 8%. Including this provision, the increase was due to the following costs:

•                               Employee costs for the full year 2007 grew Ps. 28.6 million, or 8.8%, mainly driven by the provision for the employee transfer mentioned above. Without the one-time provision for the employee transfer, employee costs would have increased by Ps. 0.60 million, representing an increase of 0.2% compared to the full year 2006.

•                               Maintenance costs for the full year 2007 increased 11.7% (Ps. 14.9 million), principally due to maintenance work on runways, platforms and terminals, as well as higher costs for cleaning services due to the expansion of terminals and an increase in passenger traffic for the full year 2007.

•                               Security and insurance costs increased by Ps. 3.5 million, or 3.4%, when compared to the full year of 2006. This increase was driven by a Ps. 4.5 million increase for additional security and surveillance measures, due to the contracting of additional services at higher costs. However, the line item for insurance premiums decreased by Ps. 1.0 million.

•                               Other operating costs increased Ps. 30.0 million, or 24.8% compared to the fourth quarter of 2006. This was mainly due to leasing costs paid to CUTE for Ps. 7.6 million, a contribution to social development for Ps. 5.0 million in 2007, as well as provisions for the corporate restructuring for Ps. 18.3 million. It is important to note that not including the provisions for the corporate restructure, the increase in other operating costs for the full year 2007 would have increased Ps. 11.7 million, or 9.7% compared to the full year 2006.

›	As a result of increased revenues for the period, government concession tax increased by 14.2%.

›	Due to the Company’s increased revenues and higher operating expenses in the Company’s airports, the technical assistance fees increased 15.2% for the full year 2007.

The Company’s operating margin increased 340 basis points, from 42.1% in the full year 2006 to 45.5% in the full year 2007, mainly due to the Company’s increase in revenues as well as, as were expected, higher operating expenses. Adjusted EBITDA margin (under Mexican GAAP adjusted EBITDA consists of operating income plus depreciation and amortization) increased 70 basis points, from 66.5% in 2006 to 67.2% in 2007, in line with the expected EBITDA margin.

Taxes for the full year 2007 generated a charge of Ps. 277.6 million, which consists mainly of the following: a) taxes paid for the year for Ps. 521.1 million, and b) the benefit generated by the introduction of the new Mexican Tax Law IETU, which became effective on January 1, 2008, for Ps. 286.4 million, related to the review of the asset tax valuation allowance. The effective tax rate for the Company was 16.5% for the year 2007.

Net income rose by Ps. 474.8 million, or 51.2% compared to the full year 2006. Income before taxes increased Ps. 368.3 million (28.1% higher compared to the full year 2006) from the Company’s operations as well as an increase in the integral cost of financing, which increased due to a Ps. 68.5 million update of asset tax that may be recovered according to the new IETU tax law as well as a reduction in taxes for 2007 for Ps. 106.5 million, compared to 2006.

Summary of Consolidated Results for Full Year 2007 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 10.9169 per U.S. dollar (the U.S. Federal Reserve noon buying rate at December 31, 2007).

- Under Mexican GAAP adjusted EBITDA consists of operating income plus depreciation and amortization. Adjusted EBITDA calculated according to U.S. GAAP does not differ significantly from Mexican GAAP, therefore the variations are not presented in this report.

Other Important Data for the Full Year 2007 (in thousands of pesos):

Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Operating Costs / Expenses for the Full Year 2007 (in thousands of pesos):

Pursuant to Mexican GAAP (“Norma B-3” Income Statement), other expenses are included within costs of services. Through 2006, other expenses were classified below operating income. To facilitate comparisons between periods, we have reclassified other expenses during 2006 to be within costs of services.

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“MMCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit at each airport.

Regulated revenues for the fourth quarter of 2007 were Ps. 702.9 million, resulting in an average rate per workload unit of Ps. 111.0. Regulated revenues accounted for 80.6% of total revenues for the period.

The MMCT annually reviews our compliance with the maximum rates. The MMCT has notified the Company that it complied for the year 2006. Notification of compliance for 2007 is pending.

Balance Sheet

At the close of the fourth quarter of 2007, the Company maintained a balance of cash and cash equivalents of approximately Ps. 1,631.7 million, of which Ps. 346.4 million are derived from a bank loan of Ps. 600.0 million received in September 2007 to be used for working capital purposes.

Other current assets at the close of the fourth quarter of 2007 included the tax benefit of Ps. 62.2 million from the favorable ruling regarding the asset tax treatment at some of the Company’s airports that was obtained during the last quarter of 2006.

At the close of the fourth quarter of 2007, the Company’s main assets consist of the value of the concession valued at Ps. 17,620.0 million, the right to use airport facilities valued at Ps. 2,383.6 million and fixed assets valued at Ps. 3,181.0 million, representing 64.0%, 8.7% and 11.6% of total assets, respectively.

CAPEX

During the fourth quarter of 2007, the Company invested Ps. 533.5 million, an increase of 72.7% over what it invested in the same period of 2006.

These investments allow GAP to maintain its airport facilities in operating condition and comply with its obligations under the master development programs.

Recent Events

›

On January 1, 2008 – The Company announced that, pursuant to its corporate strategy, it has chosen to conduct an employee transfer in its subsidiaries so that the unionized employees of each of the Company’s 12 airports are being transferred to one subsidiary denominated Corporativo de Servicios Aeroportuarios, S.A. de C.V. The transfer is not expected to affect working relations between the Company and its employees, as all workers’ rights, such as seniority, salaries and benefits and all working conditions outlined in the collective bargaining agreements remain as they were prior to the employee transfer.

›

On January 8, 2008 – In a court proceeding involving the right of the Bajio, Guadalajara, Puerto Vallarta, Los Cabos, Tijuana and Mexicali airports to calculate asset tax basis taking into account the 15.0% of the concession value rather than 100%. The court announced a judgment nullifying the Ministry of Finance and Public Credit’s (“MFPC”) resolution in which it denied the airports’ rights to calculate the asset tax basis in this manner. The court has ordered the MFPC to declare a new negative resolution. The Company has appealed the decision.

›	On January 12, 2008 - Grupo Aeroportuario del Pacífico, announced that it successfully completed the process to recover the rights to operate the parking facility located in the Tijuana airport, which had been previously leased by the Mexican government to Constructora Comar, S.A. de C.V., (“Comar”). This long-term lease agreement expired in 2007. GAP paid Comar Ps. 2.4 million, which was only for certain assets (mainly operating and office equipment) but not for the recovery of the rights to operate the parking facility. In addition, the personnel that worked in parking were transferred to Puerta Cero Parking, S.A. de C.V., the Company’s subsidiary, without affecting its rights, but without recognizing any labor liability or seniority since they were compensated for the previous parking operator.

›

On January 30, 2008, the Bajio, Hermosillo, Puerto Vallarta and Los Cabos airports, made use of Ps. 344.0 millions of the credit line they received from Banamex that was announced previously by the company.

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	4Q06	4Q07	Change	2006	2007	Change
Guadalajara						
Aeronautical services	201,464	240,204	19.2%	809,314	930,104	14.9%
Non aeronautical services	56,432	59,950	6.2%	201,310	232,923	15.7%
Total Revenues	257,896	300,154	16.4%	1,010,624	1,163,027	15.1%
Operating Income	92,682	156,019	68.3%	476,794	622,864	30.6%
EBITDA	180,665	220,235	21.9%	728,977	863,562	18.5%
Tijuana						
Aeronautical services	94,458	104,155	10.3%	341,959	424,254	24.1%
Non aeronautical services	11,851	13,225	11.6%	46,412	53,525	15.3%
Total Revenues	106,309	117,381	10.4%	388,371	477,779	23.0%
Operating Income	25,760	33,000	28.1%	98,484	168,063	70.7%
EBITDA	59,791	67,303	12.6%	233,317	304,527	30.5%
Puerto Vallarta						
Aeronautical services	92,767	104,065	12.2%	397,585	418,008	5.1%
Non aeronautical services	23,336	27,087	16.1%	86,799	110,519	27.3%
Total Revenues	116,103	131,152	13.0%	484,384	528,527	9.1%
Operating Income	51,789	64,376	24.3%	253,157	281,302	11.1%
EBITDA	79,631	89,793	12.8%	351,634	382,949	8.9%
Los Cabos						
Aeronautical services	86,607	100,620	16.2%	379,372	403,603	6.4%
Non aeronautical services	36,160	38,803	7.3%	128,968	152,548	18.3%
Total Revenues	122,767	139,423	13.6%	508,341	556,151	9.4%
Operating Income	73,324	66,376	-9.5%	324,304	336,893	3.9%
EBITDA	89,663	83,542	-6.8%	388,125	404,660	4.3%
Hermosillo						
Aeronautical services	29,578	34,011	15.0%	115,690	132,252	14.3%
Non aeronautical services	5,659	6,487	14.6%	22,424	24,082	7.4%
Total Revenues	35,237	40,497	14.9%	138,115	156,333	13.2%
Operating Income	8,931	11,166	25.0%	36,374	45,565	25.3%
EBITDA	18,692	21,358	14.3%	74,242	85,973	15.8%
Bajio						
Aeronautical services	38,131	38,885	2.0%	147,066	160,666	9.2%
Non aeronautical services	7,029	8,330	18.5%	27,316	31,453	15.1%
Total Revenues	45,160	47,214	4.5%	174,382	192,119	10.2%
Operating Income	18,543	18,931	2.1%	73,949	84,547	14.3%
EBITDA	27,959	28,325	1.3%	110,707	122,527	10.7%
Others (1)						
Aeronautical services	72,670	80,961	11.4%	289,223	343,982	18.9%
Non aeronautical services	14,019	14,996	7.0%	52,753	59,406	12.6%
Total Revenues	86,689	95,957	10.7%	341,976	403,388	18.0%
Operating Income	- 2,886	- 6,727	133.1%	10,217	37,301	265.1%
EBITDA	27,221	23,967	-12.0%	125,006	161,144	28.9%
Total						
Aeronautical services	615,676	702,902	14.2%	2,480,210	2,812,869	13.4%
Non aeronautical services	154,486	168,877	9.3%	565,983	664,455	17.4%
Total Revenues	770,161	871,779	13.2%	3,046,193	3,477,324	14.2%
Operating Income	268,142	343,141	28.0%	1,273,279	1,576,535	23.8%
EBITDA	483,622	534,524	10.5%	2,012,010	2,325,340	15.6%

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Exhibit B: Consolidated Balance Sheet as of December 31, (in thousands of pesos):

2006	2007	Change	%
Assets				
Current assets				
Cash and temporary investments	1,060,768	1,631,699	570,931	53.8%
Trade accounts receivable - net	407,082	470,310	63,229	15.5%
Other current assets	240,090	211,475	- 28,616	-11.9%
Total current assets	1,707,940	2,313,484	605,544	35.5%
Fixes assets - net	2,450,369	3,180,978	730,609	29.8%
Airport concessions - net	18,051,504	17,619,994	- 431,510	-2.4%
Rights to use airport facilities - net	2,483,565	2,383,582	- 99,984	-4.0%
Other acquired rights	883,505	862,419	- 21,086	-2.4%
Deferred income taxes	712,423	1,047,620	335,197	47.1%
Other assets	185,794	118,201	- 67,593	-36.4%
Total assets	**26,475,100**	**27,526,277**	**1,051,177**	**4.0%**
Liabilities and stockholders' equity				
Current liabilities	276,734	596,959	320,225	115.7%
Long-term liabilities	68,004	567,753	499,749	734.9%
Total liabilities	**344,738**	**1,164,712**	**819,974**	**237.9%**
Stockholders' equity				
Common stock	24,344,476	24,344,476	0	0.0%
Legal reserve	179,122	225,082	45,960	25.7%
Consolidated net income	928,025	1,402,819	474,794	51.2%
Retained earnings	678,739	389,188	- 289,551	-42.7%
Total Stockholders'	26,130,362	26,361,565	231,204	0.9%
Total liabilities and stockholders' equity	**26,475,100**	**27,526,277**	**1,051,177**	**4.0%**

Exhibit C: Consolidated Statement of Changes in Financial Position (in thousands of pesos):

Exhibit D: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

* * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: February 26, 2008